

February 23, 2015

Via E-mail
Vincent Wenbin Qiu
Chief Executive Officer
Baozun Cayman, Inc.
Building No. H, No. 1188 Wanrong Road
Zhabei District, Shanghai
The People's Republic of China 200436

> **Re:** **Baozun Cayman Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted January 28, 2015**
> **CIK No. 0001625414**

Dear Mr. Wenbin Qiu:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1. Please eliminate the non-reliance language you have added in the last sentence of the italicized introductory paragraph.

Conventions that Apply to this Prospectus, page 7

2. In your calculation of GMV, please tell us what consideration you give to taxes, such as value added tax and any related surcharges, and transactions that do not settle. In addition, please clarify for us whether there is a distinction in meaning between the term "total value" used in part (i) of the definition of GMV and the term "full value" used in part (ii).

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 68</u>

<u>Descriptions of Certain Statement of Operations Items, page 70</u>

<u>Net revenues, page 70</u>

3. We note your disclosure that you operate based on three business models: the distribution model, consignment model, and service fees model. We also note your disclosure in the subsequent three paragraphs. We have the following comments:

    *   You indicate the model under which you operate for each product or service except the sale of products in which you act as an agent and earn commission fees. Please revise your disclosure to clearly state which business model is applicable to acting as an agent for your brand partners' online sale of products.

    *   You disclose that you apply the consignment and/or service fees models to your sale of services including IT, online store operations, marketing, design, warehousing and fulfillment, payment collection and others. Please explain to us in reasonable detail which of these services is operated under the consignment model and how that model is applied to the applicable service.

    *   If the consignment model solely applies to the sale of products in which you act as an agent and earn commission fees, please revise your disclosure to clarify this.

<u>Critical Accounting Policies, page 73</u>

<u>Revenue Recognition, page 74</u>

4. We note your response to comment 20 from our letter dated January 15, 2015 describing your analysis of online advertising revenue under ASC 605-45. Please address the following items:

    *   Please tell us what percentage of your total net revenues was comprised of online advertising and promotion services that you offered to your brand partners but fulfilled through third party online media vendors.

    *   Please explain to us in more detail why you believe you are the primary obligor in these transactions. In this regard, tell us what consideration you gave to the fact that a decision to purchase online advertising space and/or earlier rank in search engine results may be partially based on information on the internet user that is provided by the search engines or third party media vendors. Please also tell us what consideration you gave to the fact that the ad is displayed on a website or search engine that you do not own.

- Please explain to us in more detail your obligations to extend the advertising period or purchase more online advertising spaces with no additional compensation if pre-determined results are not achieved. Specifically, please tell us if this is a contractual obligation or merely your business practice. Also tell us how often you agree to pre-determined results and how often those pre-determined results are not achieved.

- Please explain to us in more detail when brand partners may request advertisements be placed on certain host-sites. Given this request from your brand partners, please also further explain why you believe you have discretion in supplier selection.

- Please tell us your attribution model for revenue recognition, such as whether you recognize the revenue ratably over a contractual period or on a per-impression basis.

- To assist us in better understanding your conclusion that online advertising and promotion services revenue should be recognized on a gross basis, please provide us with representative copies of your contracts with your brand partners to provide these services.

Results of Operations, page 79

5. We note your response to comment 25 from our letter dated January 15, 2015 and your additional disclosure on page 71 that net revenues as a percentage of GMV decreased due to the increase in service revenues as a percentage of total revenue. Please revise to explain in more detail how the increase in service revenue as a percentage of total revenue explains the decrease in net revenues as a percentage of GMV. We also note from your response to comment 19 from our letter dated January 15, 2015 that a decreasing portion of product sales resulted in gross revenue recognition. Please tell us to what extent this shift in the assumption of risk for product sales, which results in the shift from gross presentation to net presentation, explains the decrease in net revenues as a percentage of GMV; if this is a significant factor, please disclose it.

6. We note your response to comment 26 from our letter dated January 15, 2015 and have the following comments:

- To avoid confusion for your readers, please consider changing the name of the line item currently titled "Cost of Products" since this term may be used by other companies to capture all direct costs of tangible goods sold. For example, based on the information contained in your response, you may wish to title this line item as "Inventory Acquisition Costs" to more clearly indicate its limited nature.

- Regardless of whether you change the title of this line item, please revise your disclosures on page 72 concerning the classification of expenses within cost of products for the following:

    o   You currently state, "Cost of products is only recorded for net revenues generated from product sales." Please revise this sentence to clarify its meaning. In this regard, since you record revenue and expenses for product sales on both a gross and a net basis, it may be unclear why "net revenues generated from product sales" would result in any expense classified as cost of products.

    o   Please provide cautionary disclosure that your classification of expenses may not be comparable to others, since you classify all of your expenses by nature rather than presenting costs of goods or services sold separately from operating expenses.

Business, page 95

7. We note your response to comment 30 from our letter January 15, 2015. While you added disclosure on page 100 clarifying that more than 70% of your revenue is generated from product sales, much of your Business section appears to place more emphasis on the services you offer. For example, it appears that the disclosures beginning on page 100 under the headings "Our Strengths" and "Our Strategies" primarily relate to your service offerings. As another example, we note your detailed disclosures beginning on page 104 under the heading "Our Service Offerings" and we do not note a similarly detailed description of your business of purchasing and reselling your brand partners' products. Please revise your Business section to provide a more balanced discussion of your various lines of business. In this regard, it appears you should give equal or greater prominence to describing your product sales as compared to your service offerings given the relative contribution of each to your results.

Consolidated Financial Statements, page F-1

General

8. We note that you have presented audited financial statements as of and for the years ended December 31, 2013 and December 31, 2012 and unaudited interim financial statements as of and for the nine months ended September 30, 2014 and 2013. Please tell us how you have complied with the requirement of Item 8.A.4 of Form 20-F that in the case of the company's initial public offering, the audited financial statements also shall be as of a date not older than 12 months at the time the document is filed, or update your audited financial statements.

Segment and Geographic Information, page F-33

9. We note your response to comment 42 from our letter dated January 15, 2015 that you do not track revenue by different types of products. If providing revenue by product category is impracticable, please disclose that fact. Refer to ASC 280-10-50-40.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348, or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, or Mara Ransom, Assistant Director, at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jennifer Thompson for

Mara L. Ransom
Assistant Director

cc: Karen M. Yan, Esq.
        Latham & Watkins LLP